Exhibit 6.8

LOAN AGREEMENT

THIS LOAN AGREEMENT ("Agreement") is made as of the 5 day of June, 2016 (the "Effective Date") between Duke Robotics Inc., a private corporation, duly incorporated under the laws of the state of Delaware, ("Corporation") and the lenders as set forth in Schedule A attached hereto ("Lenders").

RECITALS

WHEREAS the Corporation requires immediate funding for its activities; and

WHEREAS the Board of Directors of the Corporation ("Board") has determined that it is in the best interests of the Corporation to raise capital by way of financing, in order to finance its current and future business and activities; and

WHEREAS the Lenders are willing to provide the Corporation with a loan in an aggregate amount between US$100,000 to US$500,000, to be used by the Corporation for its ongoing activities, all according to the terms of this Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	General

The Preamble and Annexes to this Agreement constitute an integral part hereof.

2.	The Loan

The Lenders and/or any of their affiliates, shall make available to the Corporation an aggregate amount between US$100,000 to US$500,000 by way of a loan, to be provided in monthly installments, each in an amount of US$20,000 and up to US$40,000, subject to the sole discretion of the Lenders and according to Corporation needs for its ongoing business activities ("Loan").

3.	Interest

The Loan shall bear an annual fixed interest at the rate of 3% ("Interest" and the "Interest Amount", respectively). It is clarified that the Interest shall be calculated and accumulated from the actual date of transfer of each installment of the Loan's amount, up and until the repayment of the Loan (or any part thereof, as applicable), according to the terms of this Agreement.

4.	Repayment of the Loan

The Loan including the accumulated Interest Amount shall be repaid in full within 7 days from the receipt by the Corporation of any capital raised by the Corporation whether by a share offering and / or loans in excess of $2,500,000.

5.	Events of Default

Notwithstanding the aforesaid, the Loan will immediately become due and payable in cash upon the occurrence of any of the following events: (a) immediately prior to the commencement by the Corporation of any liquidation proceedings or the adoption of a winding up resolution by the Corporation, or the calling by Corporation of a meeting of creditors for the purpose of entering into a scheme or arrangement with them; (b) the commencement by third parties of any liquidation proceedings; (c) the appointment of a receiver or trustee over the whole or any part or the Corporation's assets; or (d) the levy of an attachment or the institution of execution proceedings against all or a substantial part of Corporation's assets. The Corporation shall notify the Lenders within 24 hours of any such event.

6.	Miscellaneous

6.1.	Dispute Resolution; Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware. The authorized courts in Delaware shall have exclusive jurisdiction regarding any matter arising from this Agreement.

6.2.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.3	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.4	Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written consent of both parties to this Agreement.

6.5	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.6	Entire Agreement. This Agreement contains the whole agreement between the parties relating to the subject matters contemplated by this Agreement and supersedes all previous agreements, if any, between such parties in respect of such matters.

[Signatures Page to Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as if the Effective Date.

CORPORATION

/s/ Raziel Atuar
Duke Robotics Inc.

LENDERS

/s/ Yariv Alroy
Iki Alroy Investment Ltd.

/s/ Erez Nachtomy
Ermi Nachtomy Assets ltd.

/s/ Erez Alroy
Erez Alroy Investments ltd.

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SCHEDULE A

Lender’s Name	Pro Rata Percentage from each installment
Iki Alroy Investment Ltd.	80%
Erez Alroy Investments Ltd.	10%
Ermi Nachtomy Assets Ltd.	10%